Filed by CECO Environmental Corp.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Met-Pro Corporation
File No. of Related Registration Statement: 333-188797

Forward Looking Statements

Information in this document contains forward-looking statements, which involve a number of risks and uncertainties. CECO Environmental Corp. (“CECO”) and Met-Pro Corporation (“Met-Pro”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving CECO and Met-Pro, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of CECO or Met-Pro stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in CECO’s and Met-Pro’s filings with the SEC. CECO and Met-Pro disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, CECO Environmental Corp. (“CECO”) has filed with the Securities and Exchange Commission (“SEC”) a prospectus on Form 424B3 that includes a joint proxy statement of Met-Pro Corporation (“Met-Pro”) and CECO that also constitutes a prospectus of CECO, and Met-Pro has filed with the SEC its definitive proxy statement on Schedule 14A. CECO and Met-Pro have mailed the joint proxy statement/prospectus to the stockholders of CECO and the shareholders of Met-Pro. INVESTORS AND SECURITY HOLDERS OF CECO AND MET-PROARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by CECO and Met-Pro through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CECO can be obtained free of charge by contacting CECO Investor Relations at 4625 Red Bank Road, Suite 200, Cincinnati, Ohio 45227. Copies of the documents filed with the SEC by Met-Pro can be obtained free of charge by contacting Met-Pro Investor Relations at 160 Cassell Road, Harleysville, Pennsylvania 19438.

Participants in the Solicitation

CECO, Met-Pro, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CECO and the shareholders of Met-Pro in connection with the proposed transaction. Information about the directors and executive officers of CECO is set forth in the proxy statement for CECO’s 2013 annual meeting of stockholders and CECO’s 10-K for the year ended December 31, 2012. Information about the directors and executive officers of Met-Pro is set forth in the proxy statement for Met-Pro’s 2013 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the definitive joint proxy statement/prospectus filed with the SEC.

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EDITED TRANSCRIPT

CECE—Q2 2013 CECO Environmental Earnings Conference Call

EVENT DATE/TIME: AUGUST 08, 2013 / 12:30PM GMT

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CORPORATE PARTICIPANTS

Benton Cook CECO Environmental Corp.—Interim CFO

Jeff Lang CECO Environmental Corp.—President, CEO, COO, Director

CONFERENCE CALL PARTICIPANTS

Ajay Kejriwal FBR & Co.—Analyst

Pete Skibitski Drexel Hamilton—Analyst

Sean Hannan Needham & Company—Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Quarter Two 2013 CECO Environmental Corp. earnings conference call. My name is Matthew, and I will be your operator for today. At this time all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (Operator Instructions). As a reminder, this call is being recorded for replay purposes.

And now I would like to turn the call over to Mr. Benton Cook, Interim CFO. Please proceed, sir.

Benton Cook —CECO Environmental Corp.—Interim CFO

Good morning, everyone. Joining us on the call this morning will be our Chairman, Jason DeZwirek; and our CEO, Jeff Lang.

Before we begin, I would like to caution investors regarding forward-looking statements. Any statements made in today’s presentation that are not based on historical fact are forward-looking statements. Such statements are based on certain estimates and expectations and are subject to a number of risks and uncertainties. Actual future results may vary materially from those expressed or implied by the forward-looking statements. We encourage you to read the risks described in our SEC filings, including our Annual Report on Form 10-K for the year ended December 31, 2012. Except to the extent required by applicable securities laws, we undertake no obligation to update or publicly revise any of the forward-looking statements that we make here today, whether as a result of new information, future events, or otherwise.

Today’s presentation will also include references to certain non-GAAP financial measures. We have reconciled the comparable GAAP and non-GAAP numbers in today’s press release.

Before I turn the call over to Jeff, I would like to comment on a few key financial results. For the second quarter of 2013, net sales increased by 28.3% to $44.4 million compared to $34.6 million in the same period of 2012. Gross profit increased by 36.2% to $14.3 million compared to $10.5 million in 2012.

Gross margin as a percentage of sales increased to 32.2% compared to 30.3% in the same quarter of 2012. Operating income decreased to $3.3 million in 2013 compared to $4.3 million in 2012. Non-GAAP operating income adjusted for transaction-related costs, including legal, accounting, banking, retention payments, earn-out expenses, and amortization of intangibles related to recent acquisitions, increased to $6.2 million compared to $4.4 million, a 40.9% improvement.

Operating margin decreased to 7.4% from 12.4%. Non-GAAP operating margin, adjusted as noted, increased to 13.9% compared to 12.4%. Net income increased to $3 million in 2013 compared to net income of $2.5 million in 2012. Non-GAAP net income, adjusted as noted, increased to $5.5 million compared to $2.5 million.

Net income per diluted share was $0.17 in 2013 compared to $0.15 in 2012. Non-GAAP net income per diluted share, adjusted as noted, increased to $0.30 in 2013 compared to $0.15 in 2012.

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2013 that income is increased by research and development income tax credits related to prior open tax years. Bookings were $46.5 million compared to $40.9 million in 2012, an increase of 13.7%. And backlog as of June 30, 2013, was $77.9 million compared to $59.5 million as of December 31, 2012, and $58.9 million as of June 30, 2012.

For the 6-month period ended June 30, 2013, compared to the 6 months ended June 30, 2012, net sales increased by 16.6% to $78.8 million as compared to $67.6 million in the same period of 2012. Gross profit increased by 23.2% to $25.5 million compared to $20.7 million. Gross margin increased to 32.4% compared to 30.6%. Operating income decreased to $6.6 million in 2013 compared to $8 million in 2012.

Non-GAAP operating income, adjusted as noted, for the 6-month period increased to $10.8 million compared to $8.2 million, a 31.7% improvement. Operating margin decreased to 8.4% from 11.8%. Non-GAAP operating margin, adjusted as noted, increased to 13.7% compared to 12.1%.

Net income increased to $5.3 million in 2013 as compared to net income of $4.5 million in 2012. Non-GAAP net income, adjusted as noted, increased to $8.7 million compared to $4.6 million.

Net income per diluted share was $0.29 in 2013 compared to $0.27 in 2012. Non-GAAP net income per diluted share, adjusted as noted, increased to $0.48 in 2013 compared to $0.28. Bookings were $84.1 million compared to $71.6 million in 2012, an increase of 17.5%.

Now I’d like to turn the call over to our CEO, Jeff Lang.

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

Excellent, Benton. Thank you. Good morning, everyone, and thank you for your participating in CECO’s Q2 2013 earnings call. We appreciate your continuing interest in CECO Environmental as we execute on our global growth and operational strategies to ensure that our premier technologies continue expanding in all end markets.

Q2 was a solid operating performance for us while integrating two significant, smart, accretive acquisitions and putting the framework in place for the completion of our most transformative acquisition of Met-Pro. Our goal continues to be to build the global technology platform in our air pollution control, product recovery, and related sectors.

We are positioning the Company to create in excess of $300 million in revenues for 2014, given our core business and our M&A activities, along with our definitive commitments. We continue to build a stronger and more diverse global end market customer base, which will ensure we grow and prosper through various business climates while not limiting our growth to one market or one region.

A quick note on the platform. You know, based on CECO, Met-Pro, Aarding, and Adwest 2012 actual numbers, you can easily see that we are moving rapidly to exceed that $300 million of revenues for 2014. This is something we have been aspiring to for the past 3 years.

We are now in the final stages of completing the Met-Pro transaction, with both companies having there are special shareholder meetings on Monday, August 26, with the expected closing a couple of days thereafter. We are very excited about how Met-Pro will accelerate CECO’s progress in building the technology platform within our sectors.

Both teams have been successfully working together on integration plans over the past 3 months. I feel the integration will be very standard and typical, and we are excited about Met-Pro’s management team, their outstanding portfolio, and product technologies. CECO will become the technology leader in our core markets, with tier 1 industrial brands.

Regarding Met-Pro and the integration, here are a few things that we are focused on — consolidating our main offices, creating a more efficient, lean back office for our divisions; consolidating while growing our air pollution control and product recovery technology businesses; expanding our fluid handling business, which is classified under the Global Pump business of Met-Pro; launching Met-Pro’s excellent products into China, such as Flex-Kleen and Duall scrubbers. Excellent products.

Number five, consolidate and grow our three global filtration technology businesses. Six, the senior management team and organization is in place. We have had many excellent integration planning sessions, and we are ready to go. We now have a base business platform in excess of $300 million, with aspirations to achieve increasing levels of revenues, EBITDA, and EPS for our shareholders. I am excited to say that CECO/Met-Pro management team has made significant progress over the last 3 months to prepare us for the future together and being ready to operate as one great Company very soon.

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To comment on our results, I am excited about our position. Bookings for the year are up 17% versus last year, including organic and recent acquisitions. Gross profit is trending well. Our backlog is up to almost $80 million, an all-time high for CECO in size, with very good gross margin built in.

Of the $10.8 million in adjusted operating income year to date, recent acquisitions contributed roughly $1.7 million to that. Of the $80 million in backlog we currently have today, roughly $16 million came from Aarding and Adwest, our recent acquisitions.

Year to date June revenues reached $79 million; and obviously, as Benton pointed out, 13.7% operating margin of sales. We are very excited to be in the 13% range of operating margin, but are still focused on margin expansion as we continue growing globally. Our acquisitions are helping our revenue and operating income growth. Much of it was acquisition-related as well as organic-related.

Please note in Q2 CECO had approximately $2.7 million of M&A related one-time expenses. That is why we are reporting non-GAAP adjusted earnings in Q2 and will be throughout the rest of the year and some of 2014. We will continue to have some additional legal, accounting, banking, and other related expenses in Q3 as we formally close on the excellent merger and acquisition transaction in late August.

Some comments about the bookings — we are very excited that our bookings are up 17.5%, right around $84 million versus year to date June of $71 million, so a 17.5% increase. The Aarding and acquisitions clearly helped our bookings growth. Just a footnote on our bookings — please note that we have integrated the Aarding and FLEXTOR divisions to create one natural gas business unit.

At the same time, we integrated CECO Abatement, our legacy RTO business, with Adwest, the new RTO business we acquired. Although these acquisitions are helping our bookings growth materially, we have co-mingled both of these acquisitions into legacy CECO businesses for scale, product offering, and some product substitutions to capture more orders at better margins. So either way you look at it, we are very excited about our bookings growth and our backlog strength going forward.

We are pleased with our business quotation activity levels; our gross profit expansion, reaching over 32% for the first time; operating margins well into the 13% range. Coupled with the strong global growth performance and operational excellence, we achieved $0.48 year to date in non-GAAP EPS, or $0.40 if we subtract our R&D tax credits for the quarter.

A brief comment around taxes for Q2. We had a favorable gain of $1.9 million from an R&D tax credit for previous years and one half of 2013, at the same time incurring $400,000 in related third-party expenses to complete these tax credits, which equates to a $1.5 million gain in net income. That equates to roughly $0.08 of EPS for the quarter.

Going forward, we will continue to focus on utilizing US R&D tax credit opportunities for CECO, as planned; and Met-Pro focuses on these as well. Separately, CECO China is on track to obtain a technology tax rate improvement from the China ministry going forward. We are excited about these tax credit opportunities for CECO. And more importantly, it validates the special product technology CECO provides globally to our customers.

I’d like to share a few comments about our order intake for Q2 that we have won and we are very excited about. We received a $5.7 million order from Exxon Mobil through our Buell technology division for a US refinery. We received $2.2 million from General Motors for an engineered ventilation system in Tennessee. Our EFFOX group won a $1.7 million order for URS, a power plant in New Jersey.

Adwest Technologies received a $1.2 million order from SA Recycling application plant in California. We received a $1.1 million cyclone technology order for [Wishan] Engineering, a petrochemical plant in China. Fisher-Klosterman, our Louisville cyclone division, received a $1 million order from Clorox for a USA chemical plant. Aarding picked up a $700,000 order for a plant in California.

TVA placed a $650,000 order with EFFOX for a damper diverter application for a plant in the USA. And we also received a couple $500,000 orders from a silicone technology plant in China. So that gives you a little flavor of some of the orders we are receiving around the world in some of our divisions that had a very good Q2.

Now I would like to chat a little bit about the individual business units to give you a flavor for how they were doing. Our contract services and parts group, which falls under our reoccurring revenue, saw some uptick in Q2. Q3 is tracking better than Q2 for our services and parts business, and our aspirations are to show significant growth year over year in revenue and operating income. Those are our aspirations and our objective.

I would like to advise you that our contract services group is tracking $4 million in revenue below last year, so our aspirations — and we have confidence that they will pick that up in the second half and make that up. That is our aspiration and our focus for the second half regarding contract services.

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Our traditional power business, EFFOX, which has a premier reputation in the utilities around the world, continued their excellent performance in Q2, with the best-in-class utilities investing and upgrading their systems. EFFOX revenue and operating income are up solidly year over year and are on-plan for hitting their 2013 objective.

Also, our natural gas utility business, Aarding and FLEXTOR, had a very good — had a solid Q2. Our natural gas division activity is gaining momentum globally, and the integration of Aarding and FLEXTOR into CECO’s natural gas business unit is complete. The Aarding acquisition is complete, and our global leaders of that business are contributing to CECO’s global growth. We couldn’t be more excited about our global opportunities in the natural gas sector.

CECO has two excellent global utility businesses to take advantage of the traditional power sector growth globally and the emerging natural gas power sector that is growing globally. We feel we are in a good position. Given the global demand for electricity, we will grow 50% in the next 25 years. Strategically, we are positioned very, very well for long-term growth.

Our cyclone technology division and scrubber group, which goes under the names of Fisher-Klosterman and Buell, is up year over year, and activity is seeing some upside in the refinery, chemical, petrochemical, and some of the largest industries in the USA, and to some degree globally. These moves represent FKI and Buell Technologies, which had a favorable operating income for Q2, and we believe in 2013 they will have a very good year.

Our Busch International business, which provides Fume Exhaust technology and Mist Eliminator systems, has declined for the year as the metal industry is soft. Several projects have been delayed. Although this is a niche business for us, Busch is moving fast to reshape their strategy in selling more of the CECO technology into other industries beyond metals.

Some comments about China. CECO China is showing solid activity, operating income growth, and bookings are flat for the year. We are investing in growing the China air pollution control and product recovery markets, as the air and water problems of China are significant and long-term opportunities for CECO.

We believe bookings in Q3 and Q4 will put us above last year’s, so we are very optimistic about China. We are in the process of launching Met-Pro’s Flex-Kleen and Duall scrubber technology into China, and that will be ready to go at closing.

Therefore, also, the Adwest RTO technology products were launched in China in Q2. Met-Pro will be a perfect fit for our CECO China sales entity and fabrication framework. Ray De Hont and I are working diligently, ensuring we move fast to launch those products into China. We are committed to the growth long-term, and yes, we are seeing the China ministry take an action to correct their long-term air-quality problems.

As announced, our M&A plans have solidified, and we are very excited about our platform strategy. Adwest Technologies we closed on December 31 is now fully integrated into CECO. Aarding, a premier natural gas engineering equipment provider, which we closed on February 28, is now completely integrated with CECO. We couldn’t be more excited about that pure play global business Aarding brings to CECO.

And very importantly, the Met-Pro acquisition is clearly on track, with a shareholder meeting scheduled for August 26 and the official closing a few days after. We believe the air pollution control and product recovery portion of these businesses will easily integrate and fit very well into CECO’s global technology platform to drive global revenues, recurring services, parts, and earnings growth for the shareholders long-term. And also, we believe the merger of the two companies will provide significant opportunities for our fluid handling business, our filtration business, and the purification business, which we couldn’t be more excited about. And Ray De Hont and I are working on those strategies every day.

Our business platform and our management team at CECO in general are positioned very well, and we feel we are executing on our core strategies that we have been sharing with you for quite a while now. The platform is coming together, and we have aspirations for earnings growth for our shareholders. And we are excited about our future.

I look forward now to opening it up for any questions you may have.

QUESTION AND ANSWER

Operator

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(Operator Instructions). Ajay Kejriwal, FBR capital.

Ajay Kejriwal —FBR & Co.—Analyst

So on Met-Pro, there’s a good update. Sounds like you are nearing closure here in the next couple of weeks. So to the extent you can, maybe update us on the cost synergies? I know you have had those integration meetings in the last couple of months. So talk maybe a little bit about that $9 million initial goal you had. How do you feel about that, especially given you’ve had meetings since that initial announcement?

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

We are very focused on that $9 million cross synergies. And we believe we will be able to achieve that by year end 2014. That comes in a host of areas which we have shared during the April announcement. There is plan optimization; opportunities to improve the efficiency and cost structure of the combined businesses; there is main office consolidation; there is China growth opportunities. Combined, we have 3 filter businesses that could be consolidated and run more efficiently under a common leadership and common divisional approach. And that is just a few of them. There’s $15 million, $20 million of potential unencumbered real estate that could be a part of that as well.

And then the other side of the equation, which we really haven’t messaged too much, is the revenue synergies, which we believe are very exciting between the two companies. So we are very focused on that, Ajay.

Ajay Kejriwal —FBR & Co.—Analyst

Good. So it sounds like you feel better about that goal based on all the follow-up meetings that you have had. So that’s good.

Then you talked about the top-line synergies, and I know you had some remarks initially about the fluid pump lines and then the filtration businesses. And Met-Pro has good positions there. Maybe talk a little bit about acquisition opportunities. I mean, they are just very fragmented markets, still. So how should we be thinking about those two lines?

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

We are very focused on that. We think given the global fragmentation of the markets that CECO and Met-Pro serve, there’s a host of smart, accretive opportunities. There is fluid handling opportunities that Ray De Hont and I are focused on. There’s industrial filtration opportunities, both on the reoccurring revenue side and the new engineered filter side.

And there’s several engineered technologies that we think could fit our air pollution/product recovery. So in general, there’s probably half a dozen things that we are focused on right now that could make good sense — good, accretive sense for the new Company, for CECO Met-Pro.

Ajay Kejriwal —FBR & Co.—Analyst

Good. And then maybe on the quarter, gross margins remaining nicely above 32%, even on higher revenues. Comment on what is driving that. Is it project selection, mix of revenues? And then how we should think about the rest of the year.

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

I think we will be very consistent with our gross profit and operating margins for the rest of the year. Those are our aspirations. You know, our organization as well as Met-Pro’s — we are continually focusing on gross profit and margin expansion. Can we get a little more gross profit in the selling process, in the front-end process? Can we improve the project execution side of the equation with better focus, better metrics?

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So both Companies are very focused on margin expansion, and I’d like to think we will remain very consistent where we are with gross profit. But at the same time, rest assured, we are very focused on bringing in more business to the organization. And we want to be very balanced in how we bring in new business opportunities, the intake of orders, and balancing our margin expectation. So we are trying to accomplish both.

Ajay Kejriwal —FBR & Co.—Analyst

Good. And last one from me before I pass it on. So on the tax rate — I thought you said something about R&D tax credits later this year, maybe next; and then Met-Pro kind of utilizing China tax credits. So how should we think about tax rate longer-term? Does it go down below the 29% that at least I have been modeling in? Or is 29% still the longer-term placeholder rate?

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

Good question, and we spend a lot of time optimizing our tax base. You know, the last couple full years we have been around 29%. Those are numbers we find pretty attractive. In Q1 we hit 34%; in Q2 we were virtually 1% or 2%, given the strong R&D tax credits that fell through and approved. Year to date we are at 18% — our tax rate.

In Q3, given some of the nondeductible M&A-related expenses, we could see an abnormally high tax rate in Q3. So that is what we are thinking — that Q3 will be abnormally high. However, Q4 should normalize, and next year we’d like to be in that 29% range again, where we were. Potentially lower, given the research and development technology tax rate we are going to be getting approval for in China. Plus, Aarding will grow, and that is 25% tax rate.

So 2014, 2015 we would like to be much more attractive. But in Q3, we are going to see an uptick in our tax rate.

Ajay Kejriwal —FBR & Co.—Analyst

Got it. Thanks very much. Good quarter, guys.

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

Thanks, Ajay.

Operator

Pete Skibitski, Drexel Hamilton.

Pete Skibitski —Drexel Hamilton—Analyst

So, Jeff, you generated close to $80 million in revenues through the first half of the year. I think previously you talked about doing maybe $180 million to $200 million, or close to $190 million excluding Met-Pro. What is your updated thoughts on that?

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

We don’t publish guidance. We have — kind of looking at the historical trends, given the acquisitions that are in place that are doing well, given the merger with Met-Pro and the end of the month, we are kind of thinking the trends are going to be — we are going to grow.

We’ve always said we want to grow 10% to 15% top line, with a blend of organic and inorganic revenues. And I think that is playing out. And I think we are going to see a lot more momentum going into Q3 and Q4. Those are our aspirations.

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Plus the Met-Pro acquisition on top of that. So those are our general comments, Pete. And also, at the same time, our backlog of $80 million is at an all-time high, and we think within 6 months we can process that. So you can build that into your modeling to develop our revenue profile for the rest of the year.

Pete Skibitski —Drexel Hamilton—Analyst

Okay. So $190 million if we exclude Met-Pro dust that may be a little bit high?

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

Yes. And we are — I’d love to give you a specific answer, Pete, but at this juncture we are not prepared to give guidance. Maybe as we get larger we can provide guidance to our shareholders, but right now we are not in that framework to provide specific guidance.

Pete Skibitski —Drexel Hamilton—Analyst

Okay.

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

You have studied CECO; you know what we are capable of.

Pete Skibitski —Drexel Hamilton—Analyst

Okay. How about — can you give us the revenue that Aarding and Adwest contributed in the quarter?

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

You know, that will be in our filings on Friday. But it was — it’s probably in the $15 million range.

Pete Skibitski —Drexel Hamilton—Analyst

Okay, got it. And then give us a sense — I mean, I know organically revenue was down in the first quarter. It seems like it has improved here a bit in the second quarter.

What is your sense going — we are into August now, and we have results through June. Are things kind of feeling incrementally better through August in terms of your customer base in the US in particular? Or about the same? Just trying to get a sense of what you are feeling in the economy.

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

Right now we are feeling we have a pretty strong quotation backlog. That’s — we measure our sales dashboard and the strength of our quote log. That kind of determines how we are feeling about activity, and I would say we are feeling pretty — we have a pretty robust sales dashboard. It’s probably slightly better than it was at the beginning of the year.

And your question is very valid. We understand what the acquisitions are doing to our business. We are very focused on our organic growth domestically and in China. We continually focus on organic growth, and that is a priority for CECO. And we are very excited about the accretive acquisitions and the impact they have had on our revenue, our bookings, and our backlog. And we couldn’t be more excited about joining forces with Met-Pro. But we are focused on growing organically, and we think we are going to be able to accomplish that in the rest of the year and 2014.

Pete Skibitski —Drexel Hamilton—Analyst

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Okay, great. Thanks, guys.

Operator

(Operator Instructions). Sean Hannan, Needham and Company.

Sean Hannan —Needham & Company—Analyst

Now, Jeff, you mentioned a few things in terms of collapsing some operations and getting some benefits in terms of some of the back-office, really kind of optimizing what you are — how you are operating today. But you are really running a lot of different, separate businesses, and I would suspect that there is probably a good level of inefficiency that you can continue to drive out.

So I just want to see if I could get a little bit more of a summary perspective on additional synergies or additional efforts that you are taking in order to drive your business, perhaps to get a little bit of a better output from your structure, and when you might start doing that as more of a concerted effort. Thanks.

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

Yes. Good point, good question. We have been doing quite a bit of that over the past few years — integrating the business, providing operational excellence. One of the things that we are very focused on how businesses measure how they are doing is SG&A is a percent of sales. We have been at 18.5% of SG&A for the past couple of years. Year to date June we are at 18.7% SG&A as a percent of sales. That is a metric that is very important to determine how efficiently we are running as a percent of sales, given the multitude of business units that we have and other companies have.

However, we continually push the envelope in that area. We are trying to merge more businesses together. Met-Pro will be feathered together with CECO in our air pollution control segment and our filtration businesses. We see there is a lot of revenue and streamlining synergies there.

To your point, Sean, our Busch International business, our Abatement, and our Adwest businesses are merging together to form a common platform versus having separate businesses. So we are working diligently to do that, to bring the businesses together to sell more of CECO’s technologies while lowering our SG&A. So that’s very important to us to drive earnings.

Aarding and FLEXTOR have now merged into one operating unit, whereas 6 months ago they were separate. So we will continue to do that. And your observation is correct. But I think we have done a lot of it to wring out some nice SG&A efficiencies. But we have some more to do going through 2013, and that is part of our operational excellence journey.

Sean Hannan —Needham & Company—Analyst

That’s very helpful. And then separately, you talked a little bit about the bookings in China. I was looking, Jeff, if you could elaborate a little bit more in terms of what is driving the expectations for that to pick up. Is it explicitly via products coming through the Met-Pro acquisition? Or how do we think about that uptick in your expectations there? Thanks.

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

Well, for one, there is millions of manufacturing plants in China that need to improve their air processes, their fugitive emissions, their fume exhaust, their air quality. That is the framework that drives our market focus and our continued investment in China.

We are going on our ninth year in China. We have an excellent sales organization in manufacturing, and a complete organization. It generates good operating income — above average, actually.

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Now we are focused on — we launched RTOs into China. The Adwest RTO. So we are trying to sell and manufacture RTOs into China. We are selling EFFOX dampers and diverters into China now, whereas a couple of years ago we were not. Ray De Hont and I are working diligently to launch the Flex-Kleen dust collector technology and the Duall scrubber into China, which is taking place. That’s going to drive business.

We have probably in the last 2 years doubled our sales and engineering capacity in China to take advantage of that growing market. So it’s a major investment. The demand for air quality is growing. We have a premier product technology base to harvest that market with, and it’s going to take a little time. Potentially we can do some smart bolt-on acquisitions if it makes good sense. But all the things lead up to continued investment in growing the China market.

Sean Hannan —Needham & Company—Analyst

Okay. That’s helpful. And then last question. When you look at your backlog, Jeff, how much of that would you expect to recognize in 2013 versus 2014 or forward?

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

Good question. Typically, within 6, 7, 8 months we could turn our backlog. So I would like to say a major portion of that, we could realize by year-end 2013. But there will be a portion of that would that would end up falling out in Q1 of 2014.

Sean Hannan —Needham & Company—Analyst

Okay, great. Thanks so much for all of the color.

Operator

Pete Skibitski, Drexel Hamilton.

Pete Skibitski —Drexel Hamilton—Analyst

Just a follow-up. Jeff, would you mind actually giving us the revenue by segment?

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

You know, we don’t provide that. We don’t provide that on the earnings call, Pete. You may see more color on that around Friday, when we send out the Q.

Pete Skibitski —Drexel Hamilton—Analyst

Okay. Is there a number we should have for the third-quarter deal expenses? We can adjust it out in a separate line, but can you give us a sense, maybe — should they be similar to the second quarter? Or up a bit?

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

Yes. I think they should be consistent with Q2, and hopefully by the end of Q3 the complete M&A-related expenses will fall out, and we’ll go into Q4 without them. So, yes. Probably I would benchmark Q2 perhaps a little bit more, slightly a little bit more. But I think that is a good benchmark, Pete.

Pete Skibitski —Drexel Hamilton—Analyst

Got it. Great. Thanks very much.

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Operator

Thank you for your questions, gentlemen. I would now like to turn the call over to Jeff Lang, CEO, for the closing remarks.

Jeff Lang —CECO Environmental Corp.—President, CEO, COO, Director

Thank you very much for joining CECO’s call today. We appreciate your interest, and we look forward to a continuing involvement with you. Have a good day.

Operator

Thank you for joining today’s conference, ladies and gentlemen. This concludes the presentation. You may now disconnect. Have a good day.

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